News Release	TSX, AMEX Symbol: NG

NovaGold Provides Update on New Galore Creek Project Advisors

November 14, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX: NG, AMEX: NG) today announced that it is completing negotiations for the appointment of a new financial advisor to assist the Company in securing financing for its Galore Creek copper-gold-silver project in northwestern British Columbia.

Two major international banks have notified NovaGold of their desire to be appointed as financial advisor for the Galore Creek project. Both are widely respected for their expertise in arranging and structuring large-scale mining finance, and NovaGold expects to announce its selection of a financial advisor shortly. The new financial advisor will support the Company in its accelerating discussions with prospective joint venture parties, and assist NovaGold as it arranges project financing during the first half of 2007.

NovaGold has been working with Rothschild Inc. since October 2005 to advance the Galore Creek project. Rothschild made significant contributions in developing financing approaches and in discussions with potential joint venture partners for the project. Rothschild has decided to resign from its advisor role, however, to avoid any appearance of conflict of interest due to its continuing work for Barrick Gold Corporation (TSX: ABX, NYSE: ABX), in light of Barrick’s hostile takeover bid for NovaGold.

“With the Feasibility Study for Galore Creek now complete, NovaGold has been approached by a variety of interested financial and industry partners,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “In view of the discussions so far, we are confident that Galore Creek is of significant interest to potential joint venture parties and eminently financeable in the current market place.”

When submitting its resignation, Rothschild did not indicate any reason other than the perceived Barrick conflict, and expressed no reservations about the financeability of the Galore Creek project. Rothschild will continue to work with NovaGold and the new financial advisor to ensure an orderly transition.

“We appreciate the significant contribution Rothschild has made in advancing the project,” Mr. Van Nieuwenhuyse continued. “We are disappointed by Rothschild’s decision to resign, but we do not believe it will be more than a minor inconvenience in the Galore financing process.”

NovaGold has retained Milbank, Tweed, Hadley and McCloy LLP to provide legal services for the Galore Creek financing.

About NovaGold

NovaGold is one of the fastest growing gold and copper companies in the industry. The Company owns 70% of the Donlin Creek gold project in Alaska and 100% of the Galore Creek copper-gold project in British Columbia, two of the world’s largest gold and copper deposits. The Company is rapidly moving to production at its 100%-owned Nome Operations in Alaska, which includes Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest reserve and resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

About Barrick’s Extended Unsolicited Takeover Bid for NovaGold

On November 8, 2006, Barrick announced that after four extensions to the expiry of its bid and one increase to US$16.00 per share, shares representing only approximately 19% of NovaGold’s outstanding fully diluted shares had been tendered to its bid, well short of its minimum tender condition. On November 9, 2006, Barrick waived the 50.1% minimum tender condition of its bid and announced that it will take up any tendered shares at US$16.00 per share when the bid expires at 11:59 PM Toronto time on November 21, 2006. Since the November 9 announcement, NovaGold’s share price has traded above the offer price, closing yesterday on AMEX at US$16.33 per share.

Shareholders who have tendered may withdraw their shares until Barrick’s extended bid expires. Shareholders who wish to withdraw their tendered shares can contact Innisfree M&A Incorporated for assistance toll-free at 1-877-750-5837 or collect at 212-750-5833.

On October 30, 2006, based on the recommendation of the Special Committee, NovaGold’s Board of Directors unanimously recommended that shareholders reject Barrick’s hostile bid to acquire all of the outstanding shares of NovaGold and approved a Notice of Change to its Directors’ Circular containing its recommendation to NovaGold shareholders. The Board determined that Barrick’s US$16.00 per share bid is inadequate and undervalues NovaGold’s world-class gold and copper projects and the Company’s growth potential.

Shareholders are urged to read the August 12, 2006 Directors’ Circular and Solicitation/ Recommendation Statement on Schedule 14D-9, the Notices of Change to the Directors’ Circular dated August 24, 2006 and October 30, 2006, and any amendments thereto when they become available, because they will contain important information. The Directors’ Circular, the Notices of Change to the Directors’ Circular and Solicitation/Recommendation Statement and amendments thereto have been, and any future amendments will be, filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov. The Directors’ Circular and Notices of Change to the Directors’ Circular and any amendments will also be available at www.sedar.com. In addition, these materials may be obtained free of charge from NovaGold by directing a request to NovaGold’s corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the U.S. or Canadian securities regulatory authorities by NovaGold may also be obtained free of charge at www.sec.gov, www.sedar.com or from NovaGold’s corporate secretary. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future developments at the Galore Creek project and the financing thereof, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, including disputes and litigation concerning Pioneer Metals Corporation and the Galore Creek property; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties in interpreting drill results and the geology, continuity and grade of mineral deposits; uncertainties of estimates of capital and operating costs, recovery rates, production estimates and estimated economic returns; the need for cooperation of government agencies and First Nation groups in the exploration, permitting and development of the Galore Creek property; the possibility of adverse developments in the financial markets generally or with specific regard to financing for gold and copper projects and the effects such developments may have on Galore Creek financing; the possibility of delay in permitting, exploration or development programs and uncertainties as to permit requirements; and other risks and uncertainties disclosed under the heading “Caution Regarding Forward-Looking Statements” in NovaGold’s Directors’ Circular and Notices of Change to the Directors’ Circular and under the heading “Risk Factors” and elsewhere in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission.

# # #

Contacts

Investors:	Media:

Greg Johnson	John Lute / Peter Aterman
Vice President, Corporate Communications and	Lute and Company
Strategic Development	(416) 929-5883

(604) 669-6227 or 1-866-669-6227	Matt Sherman / Jamie Moser
Don MacDonald, CA	Joele Frank, Wilkinson Brimmer Katcher
Senior Vice President & CFO	(212) 355-4449
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833